Exhibit 11
STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
The information regarding Computation of Per Share Earnings is incorporated by reference to our 2004 Annual Report to shareholders distributed to shareholders and furnished to the Commission under Rules 14a-3(b) and (c) of the Exchange Act; the computation appears under the caption “Note 21 — Earnings Per Share” at page 41 therein.
The information regarding Computation of Per Share Earnings for the quarter and nine months ended September 30, 2005 and 2004 can be found in the unaudited consolidated financials statements for those periods at “Note 1: Summary of Significant Accounting Policies — Earnings Per Share”.